Filed pursuant to Rule 424(b)(7)
SEC File No. 333-149769

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Maximum aggregate offering price(1)	Amount of registration fee (1)(2)
Common Stock	$6,247	$1

(1)	The shares of common stock being registered include (i) the shares of common stock issuable upon exercise of 273 escrowed warrants not previously registered, issued to investors in connection with the March 31, 2008 financing transaction, which have an exercise price of $0.10 per share, and (ii) 3,769 shares of common stock issued to holders of our Senior Subordinated Secured Notes due 2015. 27,663,047 shares of our common stock covered by this prospectus supplement were previously registered for resale in connection with our prospectus supplements dated June 18, 2008 and October 10, 2008. The number of shares of common stock registered relating to the escrowed warrants is based upon the number of shares that are currently issuable. Pursuant to Rule 416 under the Securities Act, the number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.
(2)	The filing fee of $1 with respect to the 4,042 shares of our common stock being registered is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The filing fees with respect to the 27,663,047 shares of our common stock that were previously registered were paid in connection with our prospectus supplements dated June 15, 2008 and October 10, 2008.

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 30, 2008

And prospectus supplement dated October 10, 2008)

Common Stock

This prospectus supplement supplements the prospectus supplement dated October 10, 2008 (“Supplement No. 3”) and the underlying prospectus dated July 30, 2008 of Thornburg Mortgage, Inc. relating to the resale from time to time by selling shareholders of up to 27,667,089 shares of our common stock, par value $0.01 (the “Common Stock”), to include an additional 3,769 Consent Shares (as defined in Supplement No. 3) and 273 shares issuable upon exercise of the Escrowed Warrants (as defined in Supplement No. 3) and to amend information regarding certain selling shareholders named herein. This prospectus supplement is not complete without, and may not be utilized or delivered except in connection with, the prospectus, including Supplement No. 3 and any amendments or supplements thereto.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 4 of the accompanying base prospectus, on page S-5 of this prospectus supplement and in the documents incorporated by reference herein, including our most recent Annual Report on Form 10-K/A, our Quarterly Reports on Form 10-Q and our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2008, to read about risks that you should consider before purchasing shares of the Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 17, 2008.

SELLING SHAREHOLDERS

All of the shares of Common Stock described below have been registered for resale or are being registered for resale pursuant to this prospectus supplement. All applicable warrants or shares are owned by the selling shareholders.

On March 31, 2008, the Company raised an aggregate of $1.15 billion from the sale of Senior Subordinated Notes, warrants to purchase our Common Stock and interests in our Principal Participation Agreement, dated March 31, 2008, in a private placement to qualified institutional buyers under Section 4(2) of the Securities Act of 1933, as amended, with MP TMA LLC and MP TMA (Cayman) LLC and their affiliates (collectively, “MatlinPatterson”) as the lead investor. In addition, $200 million was originally placed in escrow, of which approximately $11.4 million was withdrawn on June 30, 2008 (the “Escrowed Funds”). On October 1, 2008, due to failure to satisfy certain conditions in the Purchase Agreement dated March 31, 2008, the remaining $188.6 million of Escrowed Funds was released to the escrow subscribers. Such transaction is referred to herein as the “Financing Transaction.”

In connection with the Financing Transaction, on March 31, 2008, Initial Warrants exercisable for 16,860,655 shares of our Common Stock were issued to purchasers of the Senior Subordinated Notes and Escrowed Warrants exercisable for 3,156,012 shares (as adjusted for anti-dilution protection for the issuance of the Consent Shares) of our Common Stock were placed in escrow with the Wilmington Trust Company on behalf of such purchasers. On September 30, 2008, in connection with the release of the Escrowed Funds to the subscribers thereto pursuant to the terms of the Company’s escrow agreement with such subscribers, the holders of our Senior Subordinated Notes became entitled to receive their Escrowed Warrants, which were released to such holders on a pro rata basis (based on the aggregate principal amount of Senior Subordinated Notes outstanding). The Escrowed Warrants, prior to exercise, will be subject to further anti-dilution protection pursuant to the Warrant Agreement.

In connection with the Override Agreement, on April 1, 2008, we also issued Override Warrants exercisable for 4,696,000 shares of our Common Stock to the counterparties to the Override Agreement. As of October 9, 2008, all of the Initial Warrants and Override Warrants and none of the Escrow Warrants had been exercised. Each warrant is exercisable into one share of our Common Stock at an exercise price of $0.10 per share.

In October 2008, 2,954,422 Consent Shares of Common Stock were issued to holders of our Senior Subordinated Notes as consideration for their consent to receive the September 30, 2008 interest payment in additional Senior Subordinated Notes in lieu of cash.

The table below sets forth the names of the selling shareholders, the number of shares of Common Stock beneficially owned by the selling shareholders immediately prior to the date of this prospectus supplement, and the total number of shares that may be offered pursuant to this prospectus supplement. The table also provides information regarding the beneficial ownership of our Common Stock by the selling shareholders as adjusted to reflect the assumed sale of all of the shares offered under this prospectus supplement. Percentage of beneficial ownership is as of October 15, 2008 and is based on 41,690,815 shares of our Common Stock outstanding, 3,156,012 shares of our Common Stock issuable upon the exercise of the outstanding Escrowed Warrants and shares of our Common Stock issuable upon conversion of the Series E Preferred Stock or Series F Preferred Stock held by the selling shareholders. In addition, the number of shares of our common stock issuable upon exercise of the Escrowed Warrants is subject to adjustment. Accordingly, the number of shares of common stock issuable upon exercise of the Escrowed Warrants may increase. The selling shareholders may offer the shares for sale from time to time in whole or in part. Except where otherwise noted, the selling shareholders named in the following table have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by them.

Selling Stockholder	Number of Shares Beneficially Owned Before Offering(1)	Percentage of Shares Beneficially Owned Before Offering		Number of Shares Being Registered	Beneficial Ownership After the Sale of Maximum Number of Shares
					Shares (2)	Percent (2)
Admiral Insurance Company (3)	346,092		*	346,092	—	—%
Alpha Capital Aerstalt	6,713		*	6,713	—	—%
American Funds Insurance Series—Growth Fund (4)	922,914	2.2%		922,914		%
Aristeia International Limited (5)	417,349		*	81,209	336,140	*
Aristeia Partners, L.P. (6)	57,229		*	9,564	47,665	*
Aristeia Special Investments, Master L.P. (5)	71,961		*	16,449	55,512	*
Atlas Master Fund, Ltd. (7)	14,066		*	14,066	—	—%

Selling Stockholder	Number of Shares Beneficially Owned Before Offering(1)	Percentage of Shares Beneficially Owned Before Offering	Number of Shares Being Registered	Beneficial Ownership After the Sale of Maximum Number of Shares
				Shares (2)	Percent (2)
Bay Pond Investors (Bermuda) L.P. (7)	175,580	*	50,312	125,268	*
Bay Pond Partners L.P. (7)	417,773	*	114,796	302,977	*
Berkley Insurance Company (3)	692,183	1.7%	692,183	—	—%
Berkley Regional Insurance Company (3)	346,092	*	346,092	—	—%
Bowman & Co. (9)	64,326	*	64,326	—	—%
C.C. Arbitrage, Ltd. (10)	13,427	*	13,427	—	—%
Catalyst Senior Income Fund, LLC (11)	18,456	*	18,456	—	—%
CF Special Situation Fund I, LP	53,708	*	53,708	—	—%
CitiGroup Global Markets Limited (12)	1,227,535	2.9%	1,227,535	—	—%
Credit Suisse Securities (USA) LLC (13)	935,295	2.2%	935,295	—	—%
Crescent 1, LP (14)	19,382	*	19,382	—	—%
Crestview Capital Master, LLC (15)	20,000	*	20,000	—	—%
CRS Fund, Ltd. (14)	21,967	*	21,967	—	—%
Cyrus Opportunities Master Fund II, Ltd. (14)	87,863	*	87,863	—	—%
Debello Investors LLC (16)	31,752	*	31,752	—	—%
Deer Partners Investment Fund LLC	166,119	*	166,119	—	—%
Deutsche Bank AG, London Branch	464,618	1.1%	464,618	—	—%
Deutsche Bank Securities Inc. (17)	107,218	*	107,218	—	—%
EagleRock Institutional Partners, LP (18)	9,224	*	9,224	—	—%
Eaglerock Master Fund, LP (18)	23,071	*	23,071	—	—%
FBR Capital Markets Corporation (19)	92,726	*	92,726	—	—%
First Financial Fund, Inc.	27,323	*	27,323	—	—%
Gary & Mary West Foundation	27,688	*	27,688	—	—%
Gary West	110,746	*	110,746	—	—%
GPC 69, LLC (20)	1,447	*	1,447	—	—%
HFR RUA OPA1 Master Trust (20)	2,457	*	2,457	—	—%
Hudson Bay Fund LP	29,056	*	4,825	24,231	*
Hudson Bay Overseas Fund Ltd	32,977	*	7,874	25,103	*
ING Capital, LLC	183,667	*	183,667	—	—%
Insight Fund, LP (21)	3,085	*	1,780	1,305	*
Institutional Benchmarks Series (Master Feeder) Limited (22)	88,963	*	88,963	—	—%
Iroquois Master Fund Ltd. (23)	61,288	*	61,288	—	—%
J. Caird Investors (Bermuda) L.P. (7)	26,461	*	26,461	—	—%
J. Caird Partners, L.P. (7)	26,461	*	26,461	—	—%
JP Morgan Securities Inc. (24)	184,582	*	184,582	—	—%
LCG Select Offshore, Ltd. (25)	112,388	*	112,388	—	—%
LCG Select, LLC (25)	24,435	*	24,435	—	—%
LibertyView Funds, LP (26)	5,371	*	5,371	—	—%
LibertyView Special Opportunities Fund, LP (26)	8,055	*	8,055	—	—%
Luxor Capital Partners Offshore, Ltd. (25)	122,053	*	122,053	—	—%
Luxor Capital Partners, LP (25)	84,443	*	84,443	—	—%
M.D. Sass Re/Enterprise Portfolio Company, L.P. (27)	134,882	*	134,882	—	—%
Mary West	110,746	*	110,746	—	—%
Mountain Special Situations Fund LLC (18)	16,784	*	16,784	—	—%
MP TMA (Cayman) LLC (28)	1,897,473	4.6%	1,897,473	—	—%
MP TMA LLC (28)	6,370,267	15.3%	6,370,267	—	—%
PAR Investment Partners, L.P.	812,160	1.9%	812,160	—	—%
Pequot Diversified Master Fund, Ltd. (29)	112,925	*	112,925	—	—%
RER FI Trading, L.P. (30)	55,307	*	33,568	21,739	*
RER Global Liquidity Fund, LP (30)	801,752	1.9%	798,925	2,827	*
Robeco Investment Management, Inc. (31)	357,320	*	357,320	—	—%
Rockwood Partners, L.P. (32)	14,289	*	14,289	—	—%
RREEF REFlex Master Portfolio Ltd. (33)	10,849	*	10,849	—	—%
R3 Capital Partners Master, L.P.	92,921	*	92,921	—	—%

Selling Stockholder	Number of Shares Beneficially Owned Before Offering(1)	Percentage of Shares Beneficially Owned Before Offering		Number of Shares Being Registered	Beneficial Ownership After the Sale of Maximum Number of Shares
					Shares (2)	Percent (2)
Samlyn Offshore, Ltd.	20,331		*	20,331	—	—%
Samlyn Onshore Fund, LP	15,402		*	15,402	—	—%
Santo Holding (Deutschland) GmbH	184,582		*	184,582	—	—%
Scoggin Capital Management, LP II	249,186		*	249,186	—	—%
Scoggin International Fund Ltd	239,955		*	239,955	—	—%
Scoggin Worldwide Fund, Ltd	64,605		*	64,605	—	—%
Seneca Capital LP (34)	73,828		*	73,828	—	—%
Senvest Master Fund LP (35)	4,608		*	4,608	—	—%
Silver Point Capital Offshore Fund, Ltd. (36)	107,218		*	107,218	—	—%
Silver Point Capital, L.P. (36)	35,740		*	35,740	—	—%
Squidsky & Co. (9)	7,145		*	7,145	—	—%
Stark Global Opportunities Master Fund Ltd. (37)	9,224		*	9,224	—	—%
Stark Master Fund Ltd. (37)	175,351		*	175,351	—	—%
Talon Total Return Partners (20)	3,763		*	3,763	—	—%
Talon Total Return QP Partners (20)	14,076		*	14,076	—	—%
The Richard E. Rainwater 1995 Charitable Remainder Unitrust No. 1 (30)	194,629		*	40,282	154,347	*
The Richard E. Rainwater Charitable Remainder Unitrust No. 2 (30)	322,751		*	134,273	188,478	*
The Royal Bank of Scotland Plc (38)	1,328,029	3.2%		1,328,029	—	—%
Turnberry Master Ltd. (39)	7,145		*	7,145	—	—%
UBS Securities LLC (40)	438,459	1.1%		438,459		*
Waterstone Market Neutral Mac51 Fund, Ltd. (41)	109,822		*	109,822	—	—%
Waterstone Market Neutral Master Fund, Ltd. (41)	204,688		*	204,688	—	—%
Western Investment Institutional Partners LLC (42)	36,910		*	36,910	—	—%
Wexford Spectrum Investors LLC (16)	63,515		*	63,515	—	—%
Wolf Creek Investors (Bermuda) BMD L.P. (7)	32,652		*	32,652	—	—%
Wolf Creek Partners LP (7)	32,603		*	32,603	—	—%
Any other holder of Common Stock obtained upon conversion of the applicable warrants or any future transferee, pledge, donee or successor of any holder		—			—	—%

*	Less than 1%
(1)	Assumes conversion of all shares of Series E Preferred Stock or Series F Preferred Stock owned by each selling shareholder, at a conversion rate of 0.077232 shares of Common Stock per share of Series E Preferred Stock, and 0.21739 shares of Common Stock per share of Series F Preferred Stock. Also assumes exercise of Escrowed Warrants exercisable into 3,156,012 shares of Common Stock that were unexercised as of October 10, 2008.
(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 41,690,815 shares of Common Stock outstanding as of October 15, 2008.
(3)	Admiral Insurance Company, Berkley Insurance Company, and Berkley Regional Insurance Company are majority owned subsidiaries of the W.R. Berkley Corporation.
(4)	American Funds Insurance Series—Growth Fund, or AFIS is an investment company registered under the Investment Company Act of 1940. Capital Research and Management Company, or CRMC, an investment adviser registered under the Investment Company Act of 1940, is the investment advisor to AFIS. CRMC provides investment advisory services to AFIS through its division Capital World Investors, or CWI. In that capacity, CWI may be deemed to be the beneficial owner of shares held by AFIS. CWI, however, disclaims such beneficial ownership.
(5)	Aristeia Capital LLC is the investment manager for Aristeia International Limited and Aristeia Special Investments, Master L.P. Aristeia Capital LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and William Techar
(6)	Aristeia Advisers LLC is the general partner of Aristeia Partners LP. Aristeia Advisers LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and William Techar
(7)	Wellington Management Company, LLP or Wellington, is an investment advisor registered under the Investment Advisers Act of 1940. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.
(8)	[Reserved].
(9)	T. Rowe Price Associates, Inc., or T. Rowe is investment adviser to the T. Rowe Price High Yield Fund, Inc. has investment and voting control over the shares held by Bowman & Co. and T. Rowe Price Institutional High Yield Fund has investment and voting control over the shares held by Squidsky & Co. T. Rowe has delegated voting authority to the boards of the Price Funds it manages as investment adviser.

(10)	Castle Creek Arbitrage LLC, or Castle Creek, serves as investment manager under a management agreement with C.C. Arbitrage, Ltd. and may exercise dispositive and voting power with respect to the shares owned by C.C. Arbitrage, Ltd. Castle Creek disclaims beneficial ownership of such shares. Daniel Asher and Allan Weine are the managing members of Castle Creek and each disclaim beneficial ownership of the shares own by C.C. Arbitrage, Ltd.
(11)	Catalyst Investment Management Co., LLC and Brad Levie hold voting and dispositive power over the shares of Catalyst Senior Income Fund, LLC.
(12)	CitiGroup Global Markets Limited is a majority owned subsidiary of Citigroup, Inc. Grigorios Markouisos exercises voting and dispositive power over the shares of CitiGroup Global Markets Limited. CitiGroup Global Markets Limited is a party to the Override Agreement.
(13)	Credit Suisse Securities (USA) LLC is an indirect, majority owned subsidiary of Credit Suisse and Credit Suisse Group. Credit Suisse Securities (USA) LLC is a party to the Override Agreement. The Company and its affiliates are clients of and counterparties to Credit Suisse Securities (USA) LLC and its affiliates in connection with various commercial relationships including repurchase and swap agreements, warehouse financing, underwriting agreements in connection with securitizations, and secondary trading activities.
(14)	Stephen C. Friedheim, managing member of Cyrus Capital Partners GP, LLC, exercises voting and dispositive power over the shares of Crescent 1, LP, CRS Fund, Ltd. and Cyrus Opportunities Master Fund II, Ltd.
(15)	Crestview Capital Partners, LLC, or CCP, is the sole managing member of Crestview Capital Master LLC, or CCM, and may be deemed to have sole voting and investment power with respect to the securities beneficially owned by CCM. CCP disclaims beneficial ownership of these securities. The Managing Members of CCP are Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom may be deemed to have voting and dispositive power over securities beneficially owned by CCM, and each of whom also disclaims beneficial ownership of these securities.
(16)	Wexford Capital LLC, or Wexford, is the manager of Debello Investors LLC and Wexford Spectrum Investors LLC. Charles Davidson and Joseph Jacobs, each a managing member of Wexford, exercise voting and dispositive power over the shares of Debello Investors LLC and Wexford Spectrum Investors LLC.
(17)	Deutsche Bank Securities Inc. is a majority owned subsidiary of Deutsche Bank AG.
(18)	Nader Tavakoli is a natural person with voting and dispositive power over the shares of EagleRock Institutional Partners, LP, Eaglerock Master Fund, LP and Mountain Special Situations Fund LLC.
(19)	FBR Capital Markets Corporation, or FBR, is a majority owned subsidiary of Friedman, Billings Ramsey & Co., Inc. and FBR Investment Services, Inc. Eric Billings and Rick Hendrix exercise voting and dispositive power over the shares of FBR.
(20)	Talon Asset Management LLC manages and holds voting and dispositive power over the shares of GPC 69, LLC, HFR RUA OPA1 Master Trust, Talon Total Return Partners, and Talon Total Return QP Partners.
(21)	Timothy O’Connell is a natural person with voting and dispositive power over the shares of Insight Fund, LP.
(22)	Institutional Benchmarks Series (Master Feeder) Limited acting solely in respect of the M.D. Sass Re/Enterprise Distressed Securities series.
(23)	Joshua Silverman is a natural person with voting and dispositive power over the shares of Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of these securities.
(24)	JP Morgan Securities Inc. is an indirect, majority owned subsidiary of J.P. Morgan Chase & Co.
(25)	Christian Leoneis a natural person with voting and dispositive power over the shares of LCG Select Offshore, Ltd., LCG Select, LLC., Luxor Capital Partners Offshore, Ltd., and Luxor Capital Partners, LP.
(26)	LibertyView Special Opportunities Fund, LP and LibertyView Funds LP have a common investment advisor, Neuberger Berman, LLC, that has voting and dispositive power of the shares held by them, which is exercised by Richard A. Meckler. Since they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different accounts managed by the same investment advisor. The General Partner of LibertyView Special Opportunities Fund, LP and LibertyView Funds LP is Neuberger Berman Asset Management, LLC, or NBAM, which is affiliated with Neuberger Berman, LLC, a registered broker-dealer. The sole member of NBAM is Neuberger Berman, Inc., or NBI. NBI is a wholly-owned subsidiary of Lehman Brothers Holdings, Inc., a publicly traded entity (NYSE:LEH).
(27)	Re/Enterprise Asset Management is a general partner of and exercises voting and dispositive power over the shares of M.D. Sass Re/Enterprise Portfolio Company, L.P.
(28)

Each of MP TMA LLC and MP TMA (Cayman) LLC are the direct owners of 6,370,267 and 1,897,473 shares of Common Stock. MatlinPatterson Global Opportunities Partners III L.P. holds 100 percent of the membership interests in MP TMA LLC. MatlinPatterson Global Opportunities Partners (Cayman) III L.P. holds more than 99 percent of the membership interests in MP TMA (Cayman) LLC and MatlinPatterson Global Partners III LLC (the “General Partner”) holds the remainder of those membership interests. The General Partner is the general partner of each of MatlinPatterson Global Opportunities Partners III L.P. and MatlinPatterson Global Opportunities Partners (Cayman) III L.P. (collectively, the “Funds”). MatlinPatterson Global Advisers LLC (the “Adviser”) is the investment adviser to the Funds. MatlinPatterson Asset Management LLC holds 100 percent of the voting interest in and equity of each of the Adviser and the General Partner. MatlinPatterson LLC holds 100 percent of the equity of MatlinPatterson Asset Management LLC. Other than MP TMA LLC and MP TMA (Cayman) LLC, each of the foregoing persons disclaims beneficial ownership of the shares held by MP TMA LLC and MP TMA (Cayman) LLC, except to the extent such person holds an indirect pecuniary interest therein, and the inclusion of these shares in this prospectus supplement shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.

David J. Matlin and Mark R. Patterson each is a holder of 50 percent of the membership interests in MatlinPatterson LLC. David J. Matlin and Mark R. Patterson may be deemed to have shared voting and investment control over the shares of Common Stock held by MP TMA LLC and MP TMA (Cayman) LLC. They also have indirect pecuniary interests in such shares through their indirect interests in a limited partner which holds an investment interest and carried interest in the Funds. Their exact pecuniary interests therein are not readily determinable because they are subject to several variables, including without limitation, the internal rates of return of the Funds overall and with respect to their indirect investment in the Company. David J. Matlin and Mark R. Patterson disclaim beneficial ownership of any of the reported securities except to the extent of their pecuniary interests therein.

(29)	Arthur J. Samberg is a natural person with voting and dispositive power over the shares of Pequot Diversified Master Fund, Ltd.
(30)	Richard E. Rainwater may be deemed to have beneficial ownership of the securities held by RER FI Trading, L.P. and RER Global Liquidity Fund, LP., and disclaims beneficial ownership of any of these securities.
(31)	Robeco Investment Management, Inc. is acting in its capacity as investment advisor with discretionary authority on behalf of various beneficial owners of the Common Stock of the Company that have a contractual relationship with Robeco.
(32)	Rockwood Asset Management, the manager of Rockwood Partners, L.P. and Jay Buck, president of Rockwood Partners, L.P., exercise voting and dispositive power over the shares of Rockwood Partners, L.P.
(33)	RREEF America, LLC is the investment manager for and exercise voting and dispositive power over the shares of RREEF REFlex Master Portfolio Ltd.
(34)	Douglas Hirsch is the sole managing member of the general partner of and exercises voting and dispositive power over the shares of Seneca Capital LP. Mr. Hirsch disclaims beneficial ownership in the securities except to the extent of his pecuniary interest herein.
(35)	Richard Mashall is the general partner of and exercises voting and dispositive power over the shares of Senvest Master Fund LP.
(36)	Edward Mule is a natural person with voting and dispositive power over the shares of Silver Point Capital Offshore Fund, Ltd. and Silver Point Capital, L.P.
(37)	Michael A. Roth and Brian J. Stark are natural persons with voting and dispositive power over the shares of Stark Global Opportunities Master Fund Ltd. and Stark Master Fund Ltd. Messrs. Roth and Stark disclaim beneficial ownership in the securities.
(38)	The Royal Bank of Scotland Plc is a majority owned subsidiary of The Royal Bank of Scotland Group Plc. The Royal Bank of Scotland Plc is a party to the Override Agreement.
(39)	Jeff Dobbs is a natural person with voting and dispositive power over the shares of Turnberry Master Ltd.
(40)	UBS Securities LLC is a majority owned subsidiary of UBS AG. UBS Securities LLC is a party to the Override Agreement. UBS Securities LLC and its affiliates have acted as a joint bookrunning manager to the Company, a financial advisor and coplacement manager for the Company, and maintains a repo lending agreement with the Company
(41)	Shawn Bergerson is a natural person with voting and dispositive power over the shares of Waterstone Market Neutral Mac51 Fund, Ltd. and Waterstone Market Neutral Master Fund, Ltd.
(42)	Arthur D. Lipton, managing member of Western Investment LLC, exercises voting and dispositive power over the shares of Western Investment Institutional Partners LLC.

The selling shareholders provided us with the information with respect to their share ownership. Because the selling shareholders may sell all, part or none of their shares, we are unable to estimate the number of shares that will be held by the selling shareholders upon resale of shares of Common Stock being registered hereby. We have, therefore, assumed for the purposes of the registration statement related to this prospectus supplement that the selling shareholders will sell all of their shares registered hereby. See “Plan of Distribution” of the accompanying base prospectus.

Certain selling shareholders have, and within the past three years have had, material relationships with us. See Note 12— Transactions with Affiliates” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and “Risk Factors—Risks Related to Us and Our Business—Some of our stockholders will continue to exert significant influence over us and their interests may conflict with the interests of our other stockholders” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.